Exhibit 99.1

For Immediate Release
February 27, 2010

BBV Vietnam S.E.A. Acquisition Corp. Announces Signing of Merger Agreement
for Business Combination with Migami, Inc.

HANOI, VIETNAM — BBV Vietnam S.E.A. Acquisition Corp. (OTC Bulletin Board: BBVUF, BBWF and BBVWF) (the “Company”) announced today that it has signed a definitive merger agreement with Migami, Inc. (“Migami”) whereby Migami will contribute all of its assets and liabilities into a newly formed subsidiary to be merged with and into a newly formed subsidiary of the Company, with the resulting company becoming a wholly owned subsidiary of the Company following the business combination.  As a result of the transaction, Migami would become the majority shareholder of the Company.

The transaction is subject to approval by the holders of the Company’s common stock at a to be announced special meeting of stockholders and other customary closing conditions.  The current officers and directors of the Company will resign at the closing of the transaction, and the senior management of Migami is expected to remain unchanged and assume the management of the Company following the transaction.

Pursuant to the provisions of the Company's Amended and Restated Articles of Incorporation, and the recent affirmative shareholder vote to approve the extension of the time within which the Company has to complete a business combination, the Company now has until February 13, 2011 to complete the business combination. If the Company is unable to complete the business combination by February 13, 2011, it must liquidate.  Such February 13, 2011 deadline may be moved forward to an earlier date pursuant to agreements with investors in connection with the recent affirmative shareholder vote to approve the extension.

The Company intends to file a Current Report of Foreign Private Issuer on Form 6-K promptly attaching the merger agreement and outlining the principle terms thereof.

Not a Proxy Statement

This press release is not a proxy statement or a solicitation of proxies from the holders of the Company’s securities.  Any solicitation of proxies will be made only pursuant to a proxy statement to be mailed to all Company stockholders who hold such stock as of the record date. Interested investors and security holders are urged to read the proxy statement, when available, and the Company’s Form 6-K reports and other SEC filings because they contain or will contain important information about the Company, Migami and the proposals to be presented at the Company’s special meeting of stockholders.

Forward Looking Statements

Any statements contained in this press release that do not describe historical facts constitute forward-looking statements as that term is defined by the United States Private Securities Litigation Reform Act of 1995.  Any such forward-looking statement contained herein is based on current expectations, but is subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations such as material adverse events affecting the Company or Migami, the ability of the Company and Migami to satisfy the conditions to complete a business combination, and those other risks and uncertainties detailed in the Company's filings with the United States Securities and Exchange Commission.

About BBV Vietnam S.E.A. Acquisition Corp.

BBV Vietnam S.E.A. Acquisition Corp., was organized under the laws of the Republic of the Marshall Islands on August 8, 2007 as a blank check company to serve as a vehicle to effect a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, or contractual arrangement with an operating business.

About Migami, Inc.

Migami, Inc. licenses drug-delivery systems and technologies to pharmaceutical companies for international distribution and develops and distributes anti-aging cosmetics world-wide, with a special emphasis on Asia.

For additional information contact:
Eric Zachs
President
BBV Vietnam S.E.A Acquisition Corp
860-727-5734